Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO/A
Amendment No.2

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

Falcon Financial Investment Trust
(Name of Subject Company (Issuer))

Flash Acquisition Company LLC
A wholly-owned subsidiary of

iStar Financial Inc.
(Names of Filing Persons (Offerors))

Common Shares of Beneficial Interests
(Title of Class of Securities)

306032 10 3
(CUSIP Number of Class of Securities)

Catherine D. Rice Chief Financial Officer iStar Financial Inc. 1114 Avenue of the Americas New York, New York 10036 (212) 930-9400	With a copy to: Kathleen Werner, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation* $119,739,240	Amount of Filing Fee** $14,093.31

*
Estimated for the purposes of calculating the amount of the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $7.50 (i.e., the tender offer price) and (ii) 15,965,232, the estimated number of common shares of beneficial interest to be acquired in this tender offer and the merger.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .01177%.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $14,093.31	Form or Registration No.: SC TO-T
Filing Party: Flash Acquisition Company LLC	Date Filed: January 31, 2005

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1

☐    issuer tender offer subject to Rule 13e-4

☐    going-private transaction subject to Rule 13e-3

☐    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 31, 2005 and amended and supplemented on February 10, 2005 by Flash Acquisition Company LLC (the "Purchaser"), a Maryland limited liability company and a wholly owned subsidiary of iStar Financial Inc. ("iStar"), a Maryland corporation, to purchase all of the issued and outstanding common shares of beneficial interest, par value $.01 per share (the "Shares"), of Falcon Financial Investment Trust ("Falcon"), a Maryland real estate investment trust, at a purchase price of $7.50 per Share, net to the seller in cash, without interest (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEMS 8 AND 11. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY AND ADDITIONAL INFORMATION

        Items 8 and 11 of the Schedule TO are hereby amended and supplemented by the following:

        The Offer expired at 12:00 midnight, New York City time, on Monday, February 28, 2005. As of the expiration of the Offer on February 28, 2005, 15,597,828 Shares, representing approximately 97.7% of the Shares issued and outstanding as of February 28, 2005, were validly tendered and not withdrawn pursuant to the Offer. Following the expiration of the Offer, the Purchaser accepted for purchase and payment all Shares validly tendered and not withdrawn pursuant to the Offer.

        On March 1, 2005, iStar issued a press release announcing the results and successful completion of the Offer. A copy of the press release is attached hereto as Exhibit (a)(9) and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS

        Item 12 is hereby amended and supplemented with the following information:

    (a)(9)    Press Release issued by iStar Financial Inc. on March 1, 2005.

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISTAR FINANCIAL INC.
By:	/s/ JAY SUGARMAN Name: Jay Sugarman Its: Chairman and Chief Executive Officer

Dated: March 1, 2005

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INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated January 31, 2005.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Broker Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Press Release issued by iStar Financial Inc. on January 31, 2005.
(a)(8)	Summary Newspaper Advertisement published in the New York Times on January 31, 2005.
(a)(9)	Press Release issued by iStar Financial Inc. on March 1, 2005.
(b)	Revolving Credit Agreement, dated April 19, 2005, by and among iStar Financial Inc. and syndicate, with JPMorgan Chase Bank as administrative agent. (Incorporated by reference to the Form 10Q filed by iStar Financial Inc. on May 10, 2004.)
(d)(1)	Agreement and Plan of Merger, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.
(d)(2)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Vernon. B. Schwartz.
(d)(3)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and David A. Karp.
(d)(4)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and James K. Hunt.
(d)(5)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Maryann N. Keller.
(d)(6)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and George G. Lowrance.
(d)(7)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Thomas F. Gilman.
(d)(8)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Thomas R. Gibson.
(d)(9)	Share Option Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.
(d)(10)	Confidentiality Agreement, dated December 9, 2004, by and between iStar Financial, Inc. and Falcon Financial Investment Trust.
(d)(11)	Exclusivity Agreement, dated December 23, 2004, by and between iStar Financial Inc. and Falcon Financial Investment Trust.
(g)	Not applicable.
(h)	Not applicable.

•
Previously filed as an exhibit to the Schedule TO filed on January 31, 2005 by iStar Financial Inc. and Flash Acquisition Company LLC with the Securities and Exchange Commission and incorporated herein by reference.